April 10, 2009
Mr. Pradip Bhaumik
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549
Re:	Kaiser Aluminum Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 20, 2009 File No. 0-52105
Dear Mr. Bhaumik:
          On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated March 31, 2009 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing.
          I have included the text of the Staff’s comments preceding the Company’s response. Set forth below is the Company’s response to the comments presented in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	We note the disclosure on page 6 in your Form 10-K that you have independent sales agents in the Middle East, which is a region that is generally understood to include Iran, Sudan, and Syria. These countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Sudan and Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, or services you have provided to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the government of those countries or entities controlled by those governments.

Mr. Pradip Bhaumik
Securities and Exchange Commission
April 10, 2009

Response: The Company confirms to the Staff that the Company has not had and does not have any contact with Iran, Sudan, or Syria, the government of those countries or any entities controlled by such governments, whether through subsidiaries, affiliates, or other direct or indirect arrangements. The Company further confirms that it has no current plans to provide any products, equipment, components, technology, or services, enter into any agreements or commercial arrangements, or have any contact with the referenced countries, the governments of the referenced countries or entities controlled by such governments.
* * * * * * *
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1767, or by facsimile at 949-614-1867.

Very truly yours,
/s/ John M. Donnan
John M. Donnan
Senior Vice President, Secretary and General Counsel

cc: Cherrie I. Tsai